                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K


              (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from     to

                         Commission File Number 0-12015

                         HEALTHCARE SERVICES GROUP, INC
                         ------------------------------
                             RETIREMENT SAVINGS PLAN
                             -----------------------

                     Issuer: Healthcare Services Group, Inc.

                         3220 Tillman Drive - Suite 300
                          Bensalem, Pennsylvania 19020
                          (Principal Executive Office)




                                Total of 15 Pages

                                      INDEX




DESCRIPTION                                                              PAGE
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         2

FINANCIAL STATEMENTS:
       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                     3
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE                       4
              FOR BENEFITS
       NOTES TO FINANCIAL STATEMENTS                                     5 - 8

SUPPLEMENTAL SCHEDULE:
       SCHEDULE OF ASSETS (HELD AT END OF YEAR)                            9

SIGNATURES                                                                10

CERTIFICATIONS                                                          11 - 14

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator:
     HEALTHCARE SERVICES GROUP, INC. RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


GRANT THORNTON LLP


Edison, New Jersey
June 27, 2005

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  DECEMBER 31,

                                                               2004             2003
                                                            ----------       ----------
Assets
Investments at fair value                                   $1,338,767       $1,029,201
Non-interest bearing cash                                            9                -
Receivables
     Participant contributions                                   7,695            2,081
                                                            ----------       ----------

Net Assets Available for Benefits                           $1,346,471       $1,031,282
                                                            ==========       ==========




The accompanying notes are an integral part of these statements.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                         FOR THE YEAR ENDED DECEMBER 31,



                                                                          2004             2003
                                                                      ----------        ----------
Additions:
       Participant contributions                                      $  278,988        $  282,585
       Rollover contributions                                             27,169                 -
       Investment income:
           Interest                                                           11                43
           Dividends                                                      14,197             4,760
           Net appreciation in fair value
                of investments                                            85,561           112,438
                                                                      ----------        ----------
                                                                          99,769           117,241
                                                                      ----------        ----------
           Total Additions                                               405,926           399,826


Deductions:
       Participant withdrawals                                           (90,737)          (53,827)
                                                                      ----------        ----------


NET INCREASE                                                             315,189           345,999


Net assets available for benefits, beginning of year                   1,031,282           685,283
                                                                      ----------        ----------

Net assets available for benefits, end of year                        $1,346,471        $1,031,282
                                                                      ==========        ==========



The accompanying notes are an integral part of these statements.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003

NOTE A.-DESCRIPTION OF PLAN

         The following description of the Healthcare Services Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         1.   General


              The Plan commenced October 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan covering all non-highly compensated salaried employees who have one year of service (1,000 hours) and have attained the age of twenty-one or older with the exception employees whose employment is governed by a collective bargaining agreement.


         2.   Contributions

              Each year, participants may contribute up to 15% of their pretax annual compensation as defined in the Plan. There are no employer-matching contributions as defined in the Plan. A participant may elect to commence salary reductions as of the first day of the month coinciding with the date the employee satisfied the eligibility requirements.

              Participants may also rollover to the plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various options offered by the Plan.

              Contributions are subject to certain limitations.

         3.   Participant Accounts

              Each participant's account is credited with the participant's contribution and allocations of Plan earnings. Allocations are determined by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         4.   Vesting

              Participants are vested immediately in their contributions plus actual earnings thereon.

         5.   Administrative Expenses

              All administrative expenses were paid by the plan sponsor, Healthcare Services Group, Inc., although, under the plan document, the plan sponsor is not responsible for administrative expenses.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2004 AND 2003


NOTE A. (CONTINUED)


         6.   Payments of Benefits

              On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or monthly, quarterly, semi-monthly or annual installments. No disability benefits, other than those payable upon termination of employment, are provided in the Plan. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.


NOTE B.-SUMMARY OF ACCOUNTING POLICIES

         A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

         1.   Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         2.   Investment Valuation and Income Recognition

              The Plan's investments are stated at fair value, which approximates market value, as reported to the Plan by PNC Bank. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis.

         3.   Participants' Withdrawals

              Participants' withdrawals are recorded when paid.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2004 AND 2003



NOTE C.-INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of:

                                                                                 December 31,
                                                                           ------------------------
                                                                              2004          2003
                                                                           ----------    ----------
         Fidelity Advisor Equity Growth Fund                               $  70,646     $  55,260
         Fidelity Advisor Equity Income Fund                                 103,712        61,586
         INVESCO Technology Fund (Class K)                                      *           56,658
         Janus Adviser Forty Fund                                             98,315       103,488
         Janus Adviser Lg Cap Growth Fund                                     88,090        72,950
         Healthcare Services Group, Inc. common stock                        129,183          *
         Black Rock Money Market Fund (PNC; Note E)                          437,510       421,367
                                                                           ---------     ---------

                                                                           $ 927,456     $ 771,309
                                                                           =========     =========

         *  Balance did not represent at least 5% of Net Plan Assets

         During 2004 and 2003, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $85,561 and $112,438, respectively as follows:

                                                                                 December 31,
                                                                           -----------------------
                                                                              2004         2003
                                                                           ---------     ---------
         Mutual Funds                                                      $  51,538     $  98,588
         Healthcare Services Group, Inc. common stock                         31,073        12,155
         Money Market Fund (PNC; Note E)                                       2,950         1,695
                                                                           ---------     ---------

                                                                           $  85,561     $ 112,438
                                                                           =========     =========

NOTE D.-PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 2004 AND 2003


NOTE E.-RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of a money market fund managed by PNC Financial Services Group ("PNC"). PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         In addition, certain plan investments are shares of the Healthcare Services Group, Inc. common stock. Healthcare Services Group, Inc. is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 6,198.7968 and 2,322.741 shares of Healthcare Services Group, Inc. common stock with a quoted market value of $129,183 and $44,666 at December 31, 2004 and 2003, respectively.


NOTE F.-TAX STATUS OF PLAN

         The Internal Revenue Service has determined and informed the Company by a letter dated March 7, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

         The Plan has been amended since receiving the determination letter (Note A). However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE G.-RISKS AND UNCERTAINTIES

         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                         HEALTHCARE SERVICES GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                        SCHEDULE H, LINE 4I OF FORM 5500

     (a)                      (b)                               (c)                              (e)
   Party-In-              Identity of                       Description of                     Current
   Interest                  Issue                          Investment                          Value
---------------------------------------------------------------------------------------------------------
      *       Healthcare Services Group                     Common Stock                    $    129,183
              AIM High Yield Fund Cl A                      Mutual Fund                            7,161
              American Beacon Sm Cap Value                  Mutual Fund                           15,831
              American Balanced Fund                        Mutual Fund                           42,413
              American Century Sm Cap Value                 Mutual Fund                           15,003
              American Century Value Fund                   Mutual Fund                           17,373
              Growth Fund of America                        Mutual Fund                           61,515
              Income Fund of America                        Mutual Fund                           31,627
              BlackRock GNMA Cl A                           Mutual Fund                            7,774
              BlackRock Managed Inc Cl A                    Mutual Fund                           11,742
              Federated High Income Bond Fund               Mutual Fund                           20,298
              Federated Stock Trust                         Mutual Fund                           44,957
              Fidelity Advisor Equity Growth                Mutual Fund                           70,647
              Fidelity Advisor Equity Income                Mutual Fund                          103,712
      *       Healthcare Services Stock Liquidity           Cash                                     511
              AIM Dynamics Cl K                             Mutual Fund                           12,287
              AIM Health Sciences Cl K                      Mutual Fund                           29,750
              AIM Technology Cl K                           Mutual Fund                           52,894
              Janus Adviser Forty Fund                      Mutual Fund                           98,315
              Janus Adviser Lg Cap Growth                   Mutual Fund                           88,090
              MFS Int'l New Discovery                       Mutual Fund                           14,860
              MFS New Endeavor                              Mutual Fund                              977
              Royce Low Price Stock                         Mutual Fund                           17,932
              Royce Opportunity                             Mutual Fund                            6,405
       *      BlackRock Money Market (PNC)                  Money Market Fund                    437,510
                                                                                            ------------
                                                                                            $  1,338,767
                                                                                            ============

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                         Healthcare Services Group, Inc. Retirement Savings Plan


Date: June 30, 2005                            /s/  James L. DiStefano
                                               ---------------------------------
                                               By:    James L. DiStefano
                                               Title: Chairman of Plan Committee

                                 CERTIFICATIONS

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                        (Sec. 302 of Sarbanes-Oxley Act)

I, Daniel P. McCartney, Chief Executive Officer, certify that:

     1. I have reviewed this Annual Report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this Annual Report;

     3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

     4. The registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

              a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and

              c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors;

              a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date: June 30, 2005                            /s/ Daniel P. McCartney
                                               --------------------------------
                                               By:     Daniel P. McCartney
                                               Title:  Chief Executive Officer

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                        (Sec. 302 of Sarbanes-Oxley Act)

I, James L. DiStefano, Chief Financial Officer, certify that:

     1. I have reviewed this Annual Report on Form 11-K of Healthcare Services Group, Inc. Retirement Savings Plan;

     2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this Annual Report;

     3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

     4. The registrants other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

              a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

              b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation and

              c. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors;

              a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

              b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date: June 30, 2005                            /s/ James L. DiStefano
                                               -------------------------------
                                               By:     James L. DiStefano
                                               Title:  Chief Financial Officer

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                        (Sec. 906 of Sarbanes-Oxley Act)


Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sec 1350), the undersigned, Daniel P. McCartney, Chief Executive Officer of Healthcare Services Group, Inc., a Pennsylvania corporation (the "Company"), does hereby certify, to his knowledge, that:

The Annual Report on Form 11-K for the year ended December 31, 2004 of Healthcare Services Group, Inc. Retirement Savings Plan (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date: June 30, 2005                             /s/ Daniel P. McCartney
                                                -------------------------------
                                                By:     Daniel P. McCartney
                                                Title:  Chief Executive Officer

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                        (SEC. 906 OF SARBANES-OXLEY ACT)



Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sec 1350), the undersigned, James L. DiStefano, Chief Financial Officer of Healthcare Services Group, Inc., a Pennsylvania corporation (the "Company"), does hereby certify, to his knowledge, that:

The Annual Report on Form 11-K for the year ended December 31, 2004 of Healthcare Services Group, Inc. Retirement Savings Plan (the "Report") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date: June 30, 2005                             /s/ James L. DiStefano
                                                -------------------------------
                                                By:     James L. DiStefano
                                                Title:  Chief Financial Officer